Mail Stop 3561

January 7, 2008

By U.S. Mail and facsimile to (619) 696-4611

Donald E. Felsinger
Chairman and Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, CA 92101

      Re: Sempra Energy
              Definitive 14A
              Filed March 13, 2007
              File No. 1-14201

Dear Mr. Felsinger:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

                  Sincerely,

                  Ellie Quarles
                  Special Counsel

cc: Javade Chaudhri
       Executive Vice President and
        General Counsel